Exhibit 99.1

For Immediate Release

ADAPTHEALTH TO BECOME A PUBLIC COMPANY VIA BUSINESS COMBINATION WITH DFB HEALTHCARE

AdaptHealth is the Third Largest Distributor of Home Medical Equipment in the United States

Combined Company Expected to Trade on the NASDAQ post-close

New York, NY and Plymouth Meeting, PA — July 8, 2019 — DFB Healthcare Acquisitions Corp. (“DFB”) (NASDAQ: DFBH, DFBHU, DFBHW), a special purpose acquisition company sponsored by Deerfield Management (“Deerfield”) and Richard Barasch, announced today that it has entered into a definitive agreement for a business combination with AdaptHealth Holdings, LLC (“Adapt” or the “Company”), the third largest distributor of home medical equipment (“HME”) in the United States.  Upon the closing of the transaction, it is expected that DFB will be renamed AdaptHealth Holding Corporation (“AdaptHealth”) and remain NASDAQ-listed under a new ticker symbol.

The combined company will represent an initial enterprise value of approximately $1.0 billion and market capitalization of approximately $800 million.

Adapt’s management and major equity holders will roll their equity into AdaptHealth, and proceeds generated by the transaction will be used by AdaptHealth primarily to reduce debt and fund future growth and acquisitions. A fund managed by Deerfield has signed a subscription agreement to support the transaction to backstop redemptions and/or provide additional capital to the Company. Adapt’s current management team is expected to remain in place, supplemented by Richard Barasch as newly appointed Chairman of AdaptHealth.

Adapt: A Leading Provider of Home Medical Equipment

Founded in 2012 and headquartered in Plymouth Meeting, PA, Adapt offers a full suite of medical products for both rental and sale, with a focus on respiratory and/or mobility equipment, including CPAP sleep equipment, oxygen equipment, wheelchairs, walkers, and hospital beds. Adapt serves over 1.0 million patients and performs 7,000 deliveries per day across 49 states through more than 150 locations. The Company has created a scalable, purpose-built, and centralized operating platform that optimizes client service and delivery, improves compliance, drives operational and financial efficiencies, and increases enterprise-wide profitability.

The Company utilizes an extensive and highly diversified network of referral sources, including acute care hospitals, sleep labs, pulmonologists, skilled nursing facilities, and clinics; many of these referral relationships average 10+ years. Adapt maintains an attractive payor mix, primarily comprised of commercial insurers, Medicare and Medicaid.

A Record of Growth and Consolidation in an Expanding Industry

Adapt currently operates in a growing segment of the HME industry, which represents an estimated $12-$15 billion total market, within a broader HME industry representing $56 billion in total market value and forecasted to produce a CAGR of 6.1% through 2026.  Multiple industry tailwinds are driving this expansion, including: favorable demographic trends, specifically the rise in individuals over the age of 65; increasing life expectancy; growing patient desire to receive care in the home; the economic advantages of home care versus institutional care; and the increasing prevalence of medical issues for which HME is indicated, such as chronic obstructive pulmonary disease, congestive heart failure, and sleep apnea.

The combination of industry growth and government mandates to reduce costs to patients in the largest HME spending categories has allowed Adapt to execute a strategy of organic growth, accretive acquisitions, and market-leading profitability in a highly fragmented industry landscape.  Since 2012, Adapt has acquired 56 companies with an aggregate purchase price of approximately $286 million and has employed proprietary techniques alongside industry expertise to derive significant value from these acquired businesses.

Adapt intends to continue to focus on increasing net revenue both organically and via accretive acquisitions and has identified a significant volume of potential acquisition opportunities it will target in late 2019 and early 2020.

Seasoned Management Team and Board

Adapt’s management team is comprised of seasoned industry and financial professionals, led by Chief Executive Officer, Luke McGee, President, Josh Parnes, and Chief Financial Officer, Gregg Holst.

Richard Barasch, who will be appointed Chairman of AdaptHealth upon closing of the transaction, was Chairman and CEO of Universal American, an NYSE-listed health insurance and healthcare services company until its sale to WellCare Health Plans in 2017.

“We believe that in order to be successful in the evolving HME marketplace, companies must possess scale and technological expertise without sacrificing service and product diversity,” said Mr. McGee. “We expect to remain an active participant in the consolidation of our industry, while adhering to our core principles of providing tailored healthcare products and services that empower patients to live their best lives.  We look forward to this next, exciting phase of our growth.”

“Healthcare is increasingly moving into the home and we believe Adapt occupies a unique place in the home-based healthcare value chain as the most efficient provider in the space,” said Mr. Barasch. “We believe the Company’s multiple touch points for patients with chronic conditions and its demonstrated ability to provide efficient solutions should become increasingly valuable as health care continues to migrate to the home.  I am eager to work with Luke, Josh and their team as they continue their growth.”

Key Financial Metrics

Adapt’s net revenue has grown from $174 million in 2016 to an estimated $522 million in 2019.  Adjusted EBITDA has increased from $33 million in 2016 to an estimate of more than $130 million in 2019.  For 2020, net revenue is expected to rise to $583 million with Adjusted EBITDA expected to increase to approximately $152 million. Based on the current pipeline of acquisitions, the company believes it can add in excess of $100m of acquired revenue each year.

$ in MMs	2016A	2017A	2018PF(4)	2019E	2020E
Net Revenue(1)	$174.2	$192.5	$414.6	$521.8	$582.5
Adjusted EBITDA(2)	$32.9	$45.0	$94.5	$130.5	$151.5
Adjusted EBITDA Less Patient Capital Expenditures(3)	$7.4	$19.1	$50.4	$75.0	$90.6

(1)   Net revenue includes provision for bad debt

(2)   Non-GAAP measure; see reconciliation table in this release

(3)   Spend to procure rental product units to support rental business. Patient equipment cap-ex comprises over 95% of total capital expenditures

(4)   2018 PF includes adjustment for Verus, PPS and HME acquisitions to be effective 1/1/18

The combined company represents a total enterprise value of approximately $1.0 billion at closing, or 8.0x 2019E Adjusted EBITDA and 6.9x 2020E Adjusted EBITDA. If capital expenditures are excluded, the multiples are 13.9x 2019E Adjusted EBITDA — patient capex and 11.5x 2020E Adjusted EBITDA — patient capex.  Both sets of multiples exclude the impact of any future additional acquisition activity by the Company.

Key Transaction Terms

The transaction will be funded by cash from the DFB trust account (currently approximately $253 million) and a private placement of common stock up to a maximum of $100 million at $10.00 per share to be provided by Deerfield.  Adapt’s management and major equity holders will roll their equity into the new public company, and proceeds generated by the transaction will be available to AdaptHealth to fund future growth.  The Company anticipates rolling its existing senior credit facility as part of the transaction.

Assuming $50 million of the transaction proceeds are used to provide liquidity to Adapt minority equity holders, DFB will issue approximately 49 million shares to current Adapt equity holders, valued at $10.00 per share, as part of the transaction. In addition, current Adapt equity holders will be entitled to receive an additional earn out payment of up to 3 million total AdaptHealth shares, with 1 million shares vesting at an average stock price of at least $15.00 in December 2020, 1 million vesting at an average stock price of at least $18.00 in December 2021, and 1 million vesting at an average stock price of at least $22.00 in December 2022.  Assuming no redemptions of DFB public shares, current Adapt equity holders will own 59%, DFB shareholders will own 27%, DFB’s sponsor will own 5%, and Deerfield will own approximately 9% respectively of the issued and outstanding shares of common stock of AdaptHealth immediately following the closing.

The transaction, which has been approved by the board of directors of DFB and the board of managers of Adapt, is expected to close in the fourth quarter of 2019 subject to, among other customary conditions, approval by DFB shareholders and DFB having a minimum of $225 million of cash at closing, of which $25 million may come from the DFB Trust account invested by Deerfield and up to $100 million from the additional Deerfield equity investment.

A more detailed description of the transaction terms and a copy of the merger agreement will be included in a current report on Form 8-K to be filed by DFB with the United States Securities & Exchange Commission (“SEC”). DFB will file a proxy statement with the SEC in connection with the transaction.

Deutsche Bank Securities and Goldman Sachs are acting as financial advisors and capital markets advisors. Jefferies and Leerink are also acting as capital markets advisors to DFB. Stifel is acting as financial advisor to Adapt. Greenberg Traurig, LLP and McDermott Will & Emery are acting as legal advisor to DFB, Paul Hastings is acting as legal advisor to Deerfield, and Willkie Farr & Gallagher LLP is acting as legal advisor to Adapt.

Management Presentation Information

The management of Adapt and DFB will make a presentation regarding the transaction on July 8, 2019 at 11:00 AM ET.  In connection with this event, DFB will file an investor presentation with the SEC which can be viewed at www.sec.gov.

For those who wish to participate, the domestic toll-free access number is (888) 820-4544 and the international toll-free access number is (470) 279-3876. Once connected with the operator, please provide the Conference ID number of “DFB250” and request access to the DFB Healthcare Acquisition Corp Investor Call. A replay of the call will be available from July 8, 2019 through August 8, 2019. To access the replay, the domestic toll-free access number is (855) 213-8235 and the international toll-free access number is (571) 982-7683 and participants should provide the pin code of 61055# and request access to the DFB Healthcare Acquisition Corp call.

Important Information and Where to Find It

A full description of the terms of the transaction will be provided in a proxy statement for the stockholders of DFB (the “Proxy Statement”), to be filed with the SEC. DFB urges investors, stockholders and other interested persons to read, when available, the preliminary Proxy Statement as well as other documents filed with the SEC because these documents will contain important information about DFB, Adapt and the transaction. The definitive Proxy Statement will be mailed to shareholders of DFB as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain a copy of the Proxy Statement, without charge, by directing a request to: DFB Healthcare Acquisitions Corp., 780 Third Avenue, New York, NY 10017. The preliminary and definitive Proxy Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

DFB, Adapt and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed transaction described in this press release under the rules of the SEC. Information about the directors and executive officers of DFB is set forth in DFB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 29, 2019.

Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the proposed transaction will be set forth in the Proxy Statement when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of DFB or Adapt, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a definitive document.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, and the closing of the proposed transaction and the private placement. These statements are based on various assumptions and on the current expectations of DFB and Adapt management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of DFB and Adapt. These forward-looking statements are subject to a number of risks and uncertainties, including the outcome of judicial and administrative proceedings to which Adapt may become a party or governmental investigations to which Adapt may become subject that could interrupt or limit Adapt’s operations, result in adverse judgments, settlements or fines and create negative publicity; changes in Adapt’s clients’ preferences, prospects and the competitive conditions prevailing in the healthcare sector; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the stockholders of DFB and/or the stockholders of Adapt for the proposed transaction is not obtained; failure to realize the anticipated benefits of the proposed transaction, including as a result of a delay in consummating the proposed transaction or a delay or difficulty in integrating the businesses of DFB and Adapt; the amount of redemption requests made by DFB’s stockholders; those factors discussed in DFB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 under the heading “Risk Factors,” and other documents of DFB filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither DFB nor Adapt presently know or that DFB and Adapt currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect DFB’s and Adapt’s expectations, plans or forecasts of future events and views as of the date of this press release. DFB and Adapt anticipate that subsequent events and developments will cause DFB’s and Adapt’s assessments to change. However, while DFB and Adapt may elect to update these forward-looking statements at some point in the future, DFB and Adapt specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing DFB’s and Adapt’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Non-GAAP Financial Measures

The financial information and data contained in this press release is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement or registration statement to be filed by DFB or Adapt with the SEC. Some of the financial information and data contained in this press release, such as adjusted EBITDA, has not been prepared in accordance with United

States generally accepted accounting principles (“GAAP”). A reconciliation of certain of these non-GAAP financial measures to their most comparable GAAP measure is set forth in a table included at the end of this press release.

DFB and Adapt believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Adapt’s financial condition and results of operations. DFB and Adapt believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing Adapt’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management of Adapt does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Adapt’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. You should review Adapt’s audited financial statements, which will be presented in DFB’s preliminary proxy statement to be filed with the SEC, and not rely on any single financial measure to evaluate Adapt’s business.

AdaptHealth Pro Forma Adjusted EBITDA Bridge to Net Income

$ in MMs	2016A	2017A	2018PF(1)
Net (Loss) Income	$(6.9)	$6.8	$12.2
Plus: Interest expense	5.8	5.0	8.0
Plus: Income tax (benefit) expense	(0.2)	0.2	(2.1)
Plus: Depreciation & amortization	29.7	31.23	60.4
Plus: Loss on extinguishment of debt	—	0.3	1.4
Plus: Loss from discontinued ops	0.4	0.2	—
EBITDA	$28.7	$43.9	$79.9

Plus: Non-recurring expense adjustments	4.2	1.1	5.3
Adjusted EBITDA	$32.9	$45.0	$85.2

Plus: Pro forma adjustments(1)
Verus			5.7
PPS			1.7
HME			1.8
Pro forma Adjusted EBITDA			$94.5

(1)         Includes the full year effect of the Verus, PPS and HME acquisitions to be effective 1/1/18

CONTACTS:

DFB Healthcare

Chris Wolfe

(212) 769-4546

chris.wolfe@dfbhealthcare.com

DFB Investor Relations

The Equity Group Inc.

Devin Sullivan

Senior Vice President

dsullivan@equityny.com

(212) 836-9608